PRIVATE OFFERING NOTICE

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                           Merrill Lynch & Co., Inc.
                   97% Protected Notes Linked to Brent Crude
                                due March 2007
                        US$10 principal amount per unit

                            Private Offering Notice

                                 Summary Terms

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The Securities:                                                 Payment at maturity:
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o    No payments before the maturity date.                      o    On the maturity date, for each unit of securities an
                                                                     investor owns, that investor will receive an amount
o    Senior unsecured debt securities of Merrill Lynch &             equal to the sum of $9.70 per unit and an additional
     Co., Inc.                                                       amount based on the percentage increase, if any, in the
                                                                     settlement price of the Brent Crude Contract,
o    The securities are linked to the price of the then              multiplied by a participation rate expected to be
     current front month IPE Brent Crude futures contract            between 125% and 175%, as described in the attached
     ("Brent Crude Contract"), which trades on the                   offering document. If the price of the Brent Crude
     International Petroleum Exchange ("IPE").                       Contract decreases or does not increase sufficiently,
                                                                     at maturity an investor will receive less than the $10
o    The securities will not be listed.                              principal amount per unit, which would result in a
                                                                     loss. The price of the Brent Crude Contract must
o    Expected settlement date: March   , 2004.                       increase by a percentage expected to be between 1.71%
                                                                     and 2.40%, depending on the actual participation rate,
o    Minimum repayment will not be less than 97% of the              in order for you to receive at least the principal
     principal amount per unit.                                      amount of $10 per unit. In no event, however, will an
                                                                     investor receive less than 97% of the principal amount
o    The securities are made available to each investor              per unit.
     outside of the United States in a minimum initial
     investment of US$50,000 or such other amount, and
     subject to such other restrictions, as may be
     applicable to such investor under the private offering
     rules of any jurisdiction outside of the United States.


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The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.



                  PRIVATE OFFERING NOTICE


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This Notice and the Offering Document have been issued by Merrill Lynch & Co.,
Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisers concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-7 to S-9 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited, which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.



                The date of this Notice is February 19, 2004.

     This Notice supplements the Preliminary Prospectus Supplement, dated
        February 19, 2004, and the Prospectus, dated November 26, 2003.